DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

SUPPL

60E

Shanghai (PRC) / Heerlen (NL), 11 September 2007

DSM prepares for further growth of manufacturing in China

Today Royal DSM N.V. announces that it will restructure the manufacturing activities of DSM Nutritional Products in China and develop the Xinghuo site, Shanghai as a strategic manufacturing base for DSM. As a result of this restructuring, the Gonglu site, also located in Shanghai, will be closed.

At the Xinghuo site, the production of vitamins, intermediates and Teavigo® (the pure and natural green tea extract) will be expanded. Furthermore, as a strategic site Xinghuo will also host activities of Desotech, Sizings & Binders (part of DSM Resins) and the savory ingredients plant of DSM Food Specialties. The Xinghuo site will thus rapidly expand to become DSM's largest multi-product manufacturing location in China. The R&D activities at the Gonglu site will be relocated to the new DSM China Campus, the construction of which has just started (3 September 2007).

Jos Schneiders, President of DSM Nutritional Products, comments: "*With this restructuring, DSM Nutritional Products is making a big step in its growth strategy in China and in the optimization of its asset base for the future, as already outlined in the 'Aspire to Win' program announced in June 2007*". Weiming Jiang, President of DSM China, adds: *"This is yet another milestone for DSM China. Shortly after the groundbreaking ceremony of the DSM China Campus, we can now announce that Xinghuo will serve as a strategic manufacturing site for various DSM products, which underlines the importance that DSM attaches to China."*

The closure of the Gonglu site is fully supported by the local government. Around 200 people are working at the Gonglu site. A social plan and relocation plan have been prepared.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named Vision 2010 – Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information on DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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